October 31, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Jan Woo, Legal Branch Chief

Re:	Vocodia Holdings Corp Draft Registration Statement on Form S-1 (filed October 21, 2022) CIK No. 0001880431
Response to Letter Issued on October 28, 2022

 Dear Ms. Woo:

On behalf of Vocodia Holdings Corp (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of October 28, 2022 (and further to the phone conversation on October 31, 2022). Where applicable, we reference the amended confidential draft registration statement filed on Form S-1 (“S-1/A”) which we are submitting contemporaneously herewith. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses.

1. Ensure that you are in independent accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and PCAOB.

Please be advised that the Company is furnishing a revised audit letter from an Independent Registered Public Accounting firm in the S-1/A. Accordingly, we believe that we have sufficiently resolved this comment.

2. In addition, please revise your filing to describe how the combined entities will become a consolidated group by the time of the closing of the offering; and the transaction through which the entities will become a consolidated group will be accounted for as a reorganization of entities under common control, if applicable. Please consider whether pro forma information would be required to present the consolidated group.

On August 1, 2022, the Company entered into a Contribution Agreement (the “Contribution Agreement”) with its Co-Founder, Jimmy Sposato. Pursuant to the Contribution Agreement, Mr. Sposato contributed, assigned, transferred and delivered to the Company all of the outstanding capital stock of Click Fish Media in consideration for $10.00. Mr. Sposato, who is an officer and director of the Company, was formerly the sole stockholder of Click Fish Media. The Company currently owns 100% of Click Fish Media, which is disclosed in the Form S-1/A. Thus, Click Fish Media is a wholly owned subsidiary with no operations, except that it may hold certain intellectual property which is related to the Company’s business.

As such, the Company does not plan to provide pro forma financial information to present the consolidated group in the S-1/A. However, in a subsequent amendment of the S-1/A, the Company would plan to include (if necessary) an amended set of financial statements for prior years which marks such statements as “consolidated” rather than “combined” entities, with an explanatory note in the revised financial statements. Please note that the Company does not expect the actual financial results for 2020 and 2021 to change in any material respect, despite the restatement that would occur of the combined audited financials to consolidated audited financials. Hence, we plan to file any such reissued financial statements, if necessary, at a later date. Please also be advised that the Company and its auditors are further reviewing this issue and will evaluate the Staff’s comment above and assess if any other changes are needed to either the financial statements or the S-1/A in the future.

We trust that the above is responsive to your comments, and thus, we request the Staff to undertake its customary full review of the S-1/A and advise us of any further substantive comments to the document. Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact either the undersigned at (646) 661-5429 or Jesse Blue of our office at (646) 328-1699.

Sincerely,

/s/ Anthony Patel
Anthony Patel, Esq.
Carmel, Milazzo & Feil LLP
tpatel@cmfllp.com